UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of CBL International Limited (the “Company”), the Company hereby furnishes, as Exhibits 99.1 and 99.2 to this Report on Form 6-K, the Notice of Extraordinary General Meeting of Shareholders and the Form of Proxy Card, respectively, which are incorporated by reference herein.

This Report on Form 6-K, including its exhibits, is incorporated by reference into the registration statement on Form F-3 (File No. 333-284228) of the Company filed with the SEC, and into each prospectus supplement filed pursuant to such registration statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of CBL International Limited to be Held on November 26, 2025
99.2	Form of Proxy Card for the Extraordinary General Meeting of Shareholders of CBL International Limited to be Held on November 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: October 30, 2025	Title:	Chief Executive Officer